News for Immediate Release

Electrovaya Announces Q4 & FY 2021 - September 30, 2021 Earnings

Release and Conference Call to Discuss the Quarterly and Year End Financial

Results

Toronto, Ontario - December 16, 2021 Electrovaya Inc. (TSX: EFL) (OTCQB:EFLVF) today announced that it will release the financial results for the quarter and year ended September 30, 2021 on Monday December 20th, 2021 after the markets close. CEO Dr. Sankar Das Gupta and EVP & CFO Richard Halka will host a conference call on Tuesday December 21st, 2021 at 8:00 a.m. Eastern Time (ET) to discuss the results and provide a business update.

Conference Call Details:

The Company will hold a conference call on, December 21, 2021 at 8:00 a.m. Eastern Time (ET) to discuss the September 30, 2021 quarter and year end financial results and to provide a business update.

US and Canada toll free: (877) 407-8291

International: + 1(201) 689-8345

To help ensure that the conference begins in a timely manner, please dial in 10 minutes prior to the start of the call.

For those unable to participate in the conference call, a replay will be available for two weeks beginning on December 21, 2021 through January 4, 2022. To access the replay, the U.S. dial-in number is (877) 660-6853 and the non-U.S. dial-in number is +1 (201) 612-7415. The replay conference ID is 13725757.

For more information, please contact:

Investor Contact:

Jason Roy

Director, Investor Relations & Communications

Electrovaya Inc.

905-855-4618
jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) designs, develops and manufactures proprietary Lithium Ion Super Polymer® batteries, battery systems, and battery-related products for energy storage, clean electric transportation and other specialized applications. Electrovaya is a technology focused company with extensive IP. Headquartered in Ontario, Canada, Electrovaya has production facilities in Canada with customers around the globe. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com